September 15, 2015

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:          FutureFuel Corp.

Form 10-K for the Year Ended December 31, 2014

Filed March 13, 2015

File No. 1-35103

Dear Mr. Cash:

We acknowledge receipt of your letter dated August 24, 2015 regarding the above-referenced filing. Following are FutureFuel Corp.’s (the “Company”) responses to your comments. Your comments are set forth in bold and italics and our responses follow.

Business, page 2

1.	Please revise future filings to identify the significant customer in your Biofuels segment as required by Item 101(c)(vii) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results…page 34

Fiscal Year Ended December 31, 2014 Compared to Fiscal Year…., page 36

While one biodiesel segment customer currently generates revenues in an amount greater than 10% of our consolidated revenues, we do not believe that the loss of this customer would have a material adverse impact on our company as a whole. In future filings we would revise our disclosure regarding this segment as indicated in italics below (unless facts change to make such a statement incorrect).

“A portion of our biodiesel sold in [2015] was to a major refiner in the United States and no assurances can be given that we will continue to sell to such major refiner, or, if we do sell, the volume we will sell or the profit margin we will realize. We do not believe that the loss of this customer would have a material adverse effect on our biofuels segment or on us as a whole in that: (i) unlike our custom manufacturing products, biodiesel is a commodity with a large potential customer base; (ii) we believe that we could readily sell our biodiesel to other customers as potential demand from other customers for biodiesel exceeds our production capacity; (iii) our sales to this customer are not under fixed terms and the customer has no fixed obligation to purchase any minimum quantities except as stipulated by short term purchase orders; and (iv) the prices we receive from this customer are based upon then-market rates, as would be the case with sales of this commodity to other customers.”

FutureFuel Corp.
8235 Forsyth Blvd., 4th Floor, Clayton, Missouri 63105

Direct Line: (314) 854-8351	Fax: (314) 889-9603	e-mail: jordyfederko@ffcmail.com.com

United States Securities and Exchange Commission

September 15, 2015

2.

You indicate you use adjusted EBITDA as a key operating metric to measure both performance and liquidity. You define adjusted EBITDA as net income before interest, income taxes, depreciation, and amortization expenses, excluding, when applicable, non-cash stock-based compensation expenses, public offering expenses, acquisition-related transaction costs, purchase accounting adjustments, losses on disposal of property and equipment, gains or losses on derivative instruments, and other non-operating income or expenses. Please address the following:

●

In regard to your use of adjusted EBITDA as a performance measure, please explain to us, and clarify in future filings, why you included adjustments for reimbursements to customers for BTC and the retroactive restatement of BTC in 2014. We note your disclosure that on December 22, 2014, the BTC was reinstated retroactively to January 1, 2014, expired on December 31, 2014, and has not been reinstated; however, please explain to us, and clarify in future filings, how BTCs and any related customer reimbursements were reflected in your financial statements and non-GAAP measure prior to 2014.

In all years in which the BTC has been available to the industry for the full fiscal year (i.e., in effect at the beginning of the year and having a known expiration date on or after December 31st of that year), the benefit of the BTC has either formed an element of the sales price of the biodiesel we have sold or we were we able to claim the BTC and obtain its benefit directly. In these years, the BTC formed a component of income from continuing operations as sales of biodiesel were made.

In 2012, the BTC was not available to the industry for the entire fiscal year, but instead was reinstated after January 1, 2013 retroactive to January 1, 2012. For 2012, FutureFuel had no agreements in place with any customer regarding the sharing of any benefit related to the BTC beyond the agreed sales price. Therefore, 2012 did not require an adjustment to EBITDA, but 2013 did require an adjustment to EBITDA because we recorded the full retroactive benefit of the 2012 BTC in the period it was signed into law, 2013.

This experience of legislative delay followed by retroactive reinstatement of the BTC conditioned the market to address BTC pricing issues. As a result, in 2014 we negotiated agreements with several customers to share the benefits of the BTC if the BTC was implemented retroactively. Accordingly, the BTC benefit recorded in 2014 as a component of income from continuing operations was reduced by the amount due to customers under the BTC benefit sharing agreements. The amounts due to customers under the BTC benefit sharing agreements were also an adjustment in the calculation of adjusted EBITDA in order to make readily apparent to users of the financial statements the full effect of the BTC on operating results.

United States Securities and Exchange Commission

September 15, 2015

In future filings we will clarify why we included adjustments to customers for the BTC and the retroactive reinstatement of the BTC. Furthermore, we will clarify how the BTC and any related customer reimbursements were reflected in financial statements referenced in such filings.

Please also explain to us, and clarify in future filings, why you adjust your non-GAAP performance measure for gains or losses on derivative instruments; and

To better manage commodity price risk caused by market fluctuations in biofuel and raw material prices, we routinely enter into exchange traded commodity futures and options contracts. We account for these derivative instruments in accordance with ASC 815-20-25. Under this standard, the accounting for the change in the fair value of a derivative instrument depends on whether or not it qualifies as an accounting hedge and, further, on the type of hedging relationship. To qualify for designation as an accounting hedging relationship, specific criteria must be met and appropriate documentation maintained. We had no derivative instruments that qualified under these rules as designated accounting hedges in the years presented. As such, changes in fair value of our derivative instruments have been recognized at the end of each accounting period and recorded in the statement of operations as a component of cost of goods sold.

Our immediate recognition of derivative instrument gains and losses can cause net income to appear volatile from period to period due to the timing of the change in value of the derivative instruments relative to the sale of the physical product. In an effort to better allow financial statement users to evaluate the earnings of the company in a manner which identifies this element of volatility, we include an adjustment to our non-GAAP performance measure for gains or losses on derivative instruments.

Our 2014 Form 10-K included a statement explaining the rationale for this EBITDA adjustment, but we would supplement the existing disclosure as reflected in italics below:

Adjusted EBITDA allows our chief operating decision makers to assess the performance and liquidity of our business on a consolidated basis to assess the ability of our operating segments to produce operating cash flow to fund working capital needs, to fund capital expenditures and to pay dividends. In particular, our management believes that adjusted EBITDA permits a comparative assessment of our operating performance and liquidity, relative to a performance and liquidity based on GAAP results, while isolating the effects of certain items, including depreciation and amortization, which may vary among our operating segments without any correlation to their underlying operating performance, non-cash stock-based compensation expense, which is a non-cash expense that varies widely among similar companies, and gains and losses on derivative instruments, which can cause net income to appear volatile from period to period relative to the sale of the underlying physical product.

We enter into commodity derivative instruments to protect our operations from downward movements in commodity prices, and to provide greater certainty of cash flows associated with sales of our commodities. We enter into hedges, and we utilize mark-to-market accounting to account for these instruments. Thus, our results in any given period can be impacted, and sometimes significantly, by changes in market prices relative to our contract price along with the timing of the valuation change in the derivative instruments relative to the sale of biofuel. We include this item as an adjustment as we believe it provides a relevant indicator of the underlying performance of our business in a given period.

United States Securities and Exchange Commission

September 15, 2015

●

In regard to your use of adjusted EBITDA as a liquidity measure, it appears to us your definition excludes expenses that may require cash settlement, such as public offering expenses, acquisition related transaction costs, gains or losses on derivative instruments, and other non-operating expense. We also note you included adjustments for reimbursements to customers for BTC and the retroactive restatement of BTC in your reconciliations. Please explain to us the consideration you gave to Item 10(e)(1)(ii)(A) in determining whether it is appropriate to exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from a non-GAAP liquidity measure.

We view adjusted EBITDA as included in the exception provided for interest, taxes, depreciation, and amortization. We therefore excluded the disclosed items which will be cash settled.

3. Please revise your discussion of results of operations in future annual and quarterly filings to address the following:

●	Quantify the impact that changes in volumes sold and changes in selling prices had on Chemical segment sales during each period presented;

In future filings we will quantify the impact that changes in volumes sold and changes in selling prices had on Chemical segment sales during each period presented.

●	Quantify volumes sold and average selling prices in the Biofuel segment during each period presented;

In future filings we will quantify the impact that changes in volumes sold and changes in selling prices had in the Biofuel segment for each period presented.

●

Clarify when and why you sell refined petroleum products as a shipper on common carrier pipelines, discuss the reasons for significant fluctuations in these sales during each period presented, and address the impact of these sales on gross profit margins;

In future filings we will clarify when and why we sell refined petroleum products as a shipper on common carrier pipelines, discuss the reasons for significant fluctuations in these sales during each period presented, and address the impact of these sales on gross profit margins.

●	Quantify and discuss the reasons for changes in gross profit margins on a consolidated basis and for each segment during each period presented; and

We will quantify and discuss the reasons for change in gross profit margins on a consolidated basis and for each segment during each period presented.

United States Securities and Exchange Commission

September 15, 2015

●	More fully address the nature and impact of derivatives during each period presented, including the terms of outstanding agreements.

In future filings we will more fully address the nature and impact of derivatives during each period presented, including the terms of outstanding agreements.

Consolidated Financial Statements, page 49

2) Significant accounting policies, page 54

4. Please revise future filings to provide significant customer disclosures for each period you present a statement of operations as required by ASC 280-10-50-20 and 50-42.

Future filings will be revised to provide the significant customer disclosures for each period we present a statement of operations as, and if, required by ASC 280-10-50-20 and 50-42.

5. Based on your disclosures in Business and MD&A, in appears to us that each of your segments generates revenue from various product lines. Please revise future filings to provide the disclosures required by ASC 280-10-50-40.

Future filings will be revised to provide the disclosures required by ASC 280-10-50-40. We will report the revenues from each group of similar products. The similar products will be specialty and/or custom chemicals, performance chemicals, and biofuels.

The Company hereby acknowledges:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding anything set forth above, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Rose Sparks

Rose Sparks,

Chief Financial Officer